April 29, 2014

VIA EDGAR

Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MAM Software Group, Inc.

Post-effective Amendment No. 1 to Form S-1

Filed April 2, 2014

File No. 333-156719

Dear Mr. Shuman:

We hereby submit the responses of MAM Software Group, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated April 10, 2014, to Michael Jamieson, Chief Executive Officer of the Company, in regard to the above-referenced Post-effective Amendment No. 1 to Form S-1 filed on April 2, 2014 (the “Original Filing”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

1.	Your registration statement was initially declared effective May 1, 2009 with audited financial statements through the fiscal year ended June 30, 2008. Please advise as to whether any sales were made under the registration statement after February 1, 2010. If such sales have been made, please provide the dates and amounts of such sales in a response letter. To the extent sales took place after February 1, 2010; please provide an analysis regarding the consequences of any sales during that period. Also, provide the company's views regarding its compliance with the undertaking included in your registration statement that is responsive to Item 512(a)(1)(i) of Regulation S-K.

Company Response: No sales or offers to sell were made under the registration statement after February 1, 2010. As such, the Company’s view is that it remained compliant with its undertaking included in its registration statement that is responsive to Item 512(a)(1)(i) of Regulation S-K.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our outside securities counsel at (212) 603-6300.

Sincerely,

MAM SOFTWARE GROUP, INC.

By:	/s/ Charlie F. Trapp
Charlie F. Trapp Chief Financial Officer